EXHIBIT C              PAINEWEBBER R&D PARTNERS III, L.P.
                        (a Delaware Limited Partnership)

                  Policy Regarding Requests for Partner Lists


      In accordance with the provisions of the Delaware Revised Uniform Limited Partnership Act (the "Act"), and without limiting its rights under the Partnership Agreement or the Act, as each may be amended from time to time, the General Partner of the Partnership has established standards applicable to requests for lists of Limited Partners. These standards have been established in order to assure (1) that the lists are not used for an improper or inappropriate purpose or in any way that might be detrimental to the Partnership or the Limited Partners; (2) that the Limited Partners have sufficient information and opportunity to decide how they should react in response to any solicitation or other communication addressed to them; and (3) that the Partnership and the Limited Partners do not face an increased risk of adverse tax consequences as a direct or indirect result of any such solicitation or communication.

      The General Partner requires any request to be made in writing by a record holder of limited partner interests with standing to request the list, to comply strictly with all applicable requirements of law and the Partnership Agreement, to state the purpose for which the request is made with sufficient specificity to enable the General Partner to make the determinations specified above, and to include an undertaking under oath by the person requesting the list and the persons or entities on whose behalf it is requested (1) to hold the list in strict confidence, and not to give any information derived from the list to any third party for any purpose whatsoever, (2) to reimburse the Partnership for costs incurred in connection with the request and for a list, including confirming compliance with the undertakings required hereby and (3) to submit to the jurisdiction of the courts of the State of Delaware in any dispute arising in connection with such request and to appoint and maintain RL&F Service Corp., One Rodney Square, Tenth Floor, Wilmington, New Castle County, Delaware 19801 (whose reasonable fees and expenses will be paid by the Partnership) as such person's or entity's agent in the State of Delaware for acceptance of legal process in connection therewith. In addition, in the case of requests made for the purpose of soliciting tenders of the Limited Partners' interests or units in the Partnership or soliciting proxies or consents from Limited Partners or facilitating, assisting or supporting any such solicitation, the General Partner will, if and to the extent required by applicable law and the Partnership Agreement, make lists available or agree to disseminate such solicitations on behalf of requesting Limited Partners only upon receipt of an undertaking under oath by the person requesting the list and the persons or entities on whose behalf it is requested (1) to conduct the solicitation in accordance with the requirements of the Securities and Exchange Act of 1934 and the rules of the Securities and Exchange Commission thereunder, including full disclosure of all material facts and, in the case of any tender offer, rights of proration and withdrawal rights, irrespective of the number of interests or units sought, and
(2) to refrain from acquiring interests or units of any number if the General Partners, based upon advice from counsel, conclude that such acquisition would increase the risk of adverse tax consequences to the Partnership or the Partners.

      The General Partner shall endeavor to inform the requesting party within 30 days of receipt of the requisite undertakings whether they consider that the proposed use of the list is improper or inappropriate or would increase the risk of such adverse tax consequences, and may request such further assurances as may be necessary in order to enable them to make any of the determinations specified above.